SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE

SECURITIES EXCHANGE ACT OF 1934

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-11 or Section 240.14a-12

NORFOLK SOUTHERN CORPORATION

(Name of Registrant as Specified In Its Charter)

CANADIAN PACIFIC RAILWAY LIMITED

(Name of Person(s) Filing Proxy Statement)

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***PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION***

2016 ANNUAL MEETING OF SHAREHOLDERS

OF

NORFOLK SOUTHERN CORPORATION

PROXY STATEMENT

OF

CANADIAN PACIFIC RAILWAY LIMITED

Canadian Pacific Railway Limited (“Canadian Pacific,” “we” or “our”) is furnishing this Proxy Statement (the “Proxy Statement”) and the accompanying GREEN proxy card to Norfolk Southern Corporation’s shareholders (“Company Shareholders”) in connection with Norfolk Southern Corporation’s 2016 Annual Meeting of Shareholders, and any adjournments, postponements or reschedulings thereof (the “Meeting”). Norfolk Southern Corporation (“Norfolk Southern” or the “Company”) has announced that the Meeting will be held at [TIME] local time on [DATE], 2016 at [PLACE]. The Company has fixed [DATE] as the date for the determination of Company Shareholders of record entitled to notice of and to vote at the Meeting (the “Record Date”).

This Proxy Statement and the accompanying GREEN proxy card are first being sent or given to Company Shareholders on or about [DATE], 2016.

At the Meeting, Canadian Pacific intends to propose the following shareholder resolution (the “Proposed Resolution”) for approval at the Meeting:

RESOLVED, that the shareholders of the Company hereby request that the board of directors of the Company promptly engage in good faith discussions with Canadian Pacific Railway Limited (“Canadian Pacific”) regarding a business combination transaction involving Canadian Pacific and the Company, without in any way precluding discussions the board of directors of the Company may choose to engage in with other parties.

Canadian Pacific has proposed a merger with Norfolk Southern that would create an integrated transcontinental railroad with the scale and reach to deliver unsurpassed levels of safety and service to the customers and communities of both companies. The proposed transaction would also provide a substantial up-front premium to Company Shareholders (approximately 32% based on the closing price for Canadian Pacific and Norfolk Southern common stocks on March 8, 2016) while also allowing them to participate meaningfully in the long-term value creation from the combination of the two railroads. Nevertheless, Norfolk Southern has consistently refused to meet with us to discuss the merits of a potential transaction. The Proposed Resolution provides a means for Company Shareholders to demonstrate, in a coordinated and clear manner, their support for Norfolk Southern to engage in a meaningful dialogue with Canadian Pacific regarding a possible business combination between the two companies.

Canadian Pacific first approached Norfolk Southern on November 9, 2015 with a proposal for a business combination between Canadian Pacific and Norfolk Southern. Canadian Pacific submitted two further proposals regarding a business combination, each containing improved terms. Despite our willingness to engage in direct discussions with Norfolk Southern, Norfolk Southern has rejected our proposals for a business combination and refused to engage in a meaningful dialogue regarding a transaction.

In its preliminary proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2016 (the “NS Preliminary Proxy”), Norfolk Southern expressed, for the first time publicly and only after Canadian Pacific submitted notice of its intent to propose this shareholder resolution, a conditional willingness to engage with us, stating that “in the event that [Canadian Pacific] addresses [Norfolk Southern’s] concerns by receiving a declaratory order from the STB validating its proposed voting trust structure and indicates a willingness to meaningfully increase the value represented by its proposal, Norfolk Southern would be willing to enter into good faith discussions with [Canadian Pacific] regarding the potential combination of the two companies”. Though we had proposed the use of a voting trust in our first revised proposal as a means to pay the merger consideration to Company Shareholders on an accelerated basis and with reduced regulatory uncertainty (in response to their concerns about the length of the Surface Transportation Board’s (the “STB”) approval proceedings), neither the use of a voting trust nor receipt of a favorable declaratory order from the STB has ever been a condition to any of our three proposals to date and we remain open to considering any alternative transaction structures which Norfolk Southern might propose. Nonetheless, on March 2, 2016, we submitted a petition to the STB for an expedited declaratory order regarding the use of a voting trust in connection with a business combination with Norfolk Southern in order to address one of Norfolk Southern’s expressed concerns, but neither the voting trust nor receipt of the order are conditions to our offer. In addition, throughout this process we have consistently indicated a willingness to discuss price if Norfolk Southern would meet with us to have good faith discussions regarding a possible business combination. We remain interested in pursuing good faith discussions with Norfolk Southern regarding such a business combination and are prepared to discuss all issues, including price, openly and constructively. Through the Proposed Resolution, we are seeking Company Shareholder support for their management to meet with us without any preconditions.

Canadian Pacific is not asking you to vote on or to approve a business combination between Canadian Pacific and Norfolk Southern at this time. However, a vote for the Proposed Resolution will send a clear message to the Company’s Board of Directors that Company Shareholders support good faith negotiations concerning a business combination. Your vote for the Proposed Resolution does not obligate you to vote in favor of, or otherwise approve, any proposed business combination between Canadian Pacific and Norfolk Southern in the future.

Canadian Pacific is making no recommendation concerning any other matter to be brought before the Meeting, including the election of the Company’s directors, the ratification of the appointment of the Company’s independent registered public accounting firm or the advisory vote to approve executive compensation of the Company’s named executive officers. Company Shareholders may use the enclosed GREEN proxy card, instead of any proxy card received from the Company, to vote on the election of the Company’s directors, the ratification of the appointment of the Company’s independent registered public accounting firm and the advisory vote to approve executive compensation of the Company’s named executive officers, as well as to vote on the Proposed Resolution described in this Proxy Statement.

It is important that Company Shareholders vote their shares at the Meeting, and can do so by submitting a proxy card before the meeting or by Internet or phone as described on the GREEN proxy card. Please read these materials regarding the Meeting carefully, and please make your desires known by voting your shares by signing, dating and returning the accompanying GREEN proxy card in the enclosed postage-paid envelope (or by submitting your voting instructions by Internet or phone as described on the GREEN proxy card) today.

Based on the Company’s public filings, as of January 31, 2016, there were 298,198,651 shares (excluding 20,320,777 shares held by the Company’s wholly owned subsidiaries which are not entitled to vote under Virginia law) of Company common stock, $1.00 par value per share (“Common Stock”) issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote, except for shares held by wholly owned subsidiaries of the Company, which are not entitled to vote those shares under Virginia law.

Each Company Shareholder of record as of the Record Date will be entitled to vote at the Meeting, even if such Company Shareholder has sold those shares after the Record Date.

Whether or not a Company Shareholder plans to attend the Meeting, Canadian Pacific urges all Company Shareholders to vote “FOR” the Proposed Resolution described in this Proxy Statement by signing, dating and returning the accompanying GREEN proxy card in the enclosed postage-paid envelope (or by submitting your voting instructions by Internet or phone as described on the GREEN proxy card) today.

Unless revoked in the manner set forth below, GREEN proxy cards will be voted at the Meeting in accordance with the written instructions specified on the proxy card. In the absence of written instructions, GREEN proxy cards will be voted “FOR” the Proposed Resolution described in this Proxy Statement and will be voted “ABSTAIN” with respect to the other matters specifically described in this Proxy Statement.

The method for counting votes and the effects of abstaining from voting at the Meeting and so-called “broker non-votes” are described below in the section entitled “Procedures for Submitting your GREEN Proxy Card.”

The proxies named in the accompanying GREEN proxy card will not have discretionary authority to vote on any of the matters specifically described in this Proxy Statement. Canadian Pacific has no reason to believe that any proposals other than those described in this Proxy Statement will come before the Company Shareholders at the Meeting. However, if other proposals are introduced at the Meeting, the proxies named in the accompanying GREEN proxy cards will vote shares represented by GREEN proxy cards on any such other matters in their discretion.

I M P O R T A N T

Your vote is important. Regardless of the number of shares of Common Stock you own, please vote as recommended by Canadian Pacific by taking one of the following steps:

•	Voting by Mail. A GREEN proxy card is enclosed for your use. Whether or not you expect to attend the Meeting, please complete, sign, date and mail your GREEN proxy card promptly in the enclosed postage paid envelope provided.

•	Voting via the Internet. If you wish to vote via the Internet, you may submit your proxy from any location in the world 24 hours a day, 7 days a week, up until 11:59 P.M. Eastern Time on the day prior to the Meeting by visiting the website disclosed on your GREEN proxy card. Please refer to the voting instructions on the GREEN proxy card. If you vote through the Internet, please do not return your GREEN proxy card by mail.

•	Voting by Telephone. If you live in the United States, you may vote your proxy toll-free 24 hours a day, 7 days a week up until 11:59 P.M. Eastern Time on the day prior to the Meeting by calling the toll-free telephone number disclosed on your GREEN proxy card. Please refer to the voting instructions on the GREEN proxy card. If you vote by telephone, please do not return your GREEN proxy card by mail.

•	Vote in person by attending the Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the Meeting. If you hold your shares through a bank, broker or other nominee, you must obtain a “legal proxy” from such custodian in order to vote in person at the Meeting.

DO NOT RETURN OR FOLLOW THE INSTRUCTIONS on the WHITE proxy card sent to you by Norfolk Southern, not even as a vote of protest.

IF YOU VOTED BY INTERNET, PHONE OR ON THE COMPANY’S WHITE PROXY CARD BEFORE RECEIVING YOUR GREEN PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE SIMPLY BY (1) SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD; (2) VISITING THE WEBSITE LISTED ON THE GREEN PROXY CARD TO SUBMIT A PROXY ONLINE; OR (3) DIALING THE TOLL-FREE NUMBER SHOWN ON THE GREEN PROXY CARD TO SUBMIT A PROXY BY PHONE. TAKING ANY OF THESE THREE ACTIONS WILL REVOKE YOUR EARLIER VOTE. REMEMBER, ONLY YOUR LATEST DATED CARD (OR PROXY) WILL COUNT.

Instructions for “Street Name” Shareholders

If you own your Common Stock in the name of a brokerage firm, bank, bank nominee or other nominee holder, you are considered the beneficial owner of shares held in “street name” and only such entity can vote your Common Stock and only upon receipt of your voting instructions. Thus, in order for your Common Stock to be voted at the Meeting, provide such entity with your voting instructions for your Common Stock by following the instructions on the GREEN voting instruction form provided by your brokerage firm, bank, bank nominee or other nominee holder.

Please do so for each separate account you maintain. You may vote your Common Stock in person at the Meeting only if you bring a “legal proxy” from the record holder (the brokerage firm, bank, bank nominee or other nominee holder who holds your shares) assigning its voting authority to you. To gain admission to the Meeting, you must bring a valid, government-issued photo identification and proof of beneficial ownership held in street name, such as (1) a copy of the voting information form from your brokerage firm, bank, bank nominee or other nominee holder with your name on it; (2) a letter from your brokerage firm, bank, bank nominee or other nominee holder stating that you owned Common Stock as of the Record Date; or (3) an original brokerage account statement indicating that you owned Common Stock as of the Record Date.

Please return your GREEN proxy card voting “FOR” the Proposed Resolution today.

If you have any questions or need assistance in voting your Common Stock, or need additional copies of this Proxy Statement or the accompanying GREEN proxy card, please call:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 252-8173

E-mail: NS-CP@dfking.com

Canadian Pacific urges all Company Shareholders NOT to sign the WHITE proxy card sent by Norfolk Southern.

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (a) filing with the Corporate Secretary of the Company a later dated written revocation, (b) submitting a duly executed later dated GREEN proxy card (or submitting a proxy by Internet or phone) at a later date to Canadian Pacific, or (c) attending and voting at the Meeting in person. Attendance at the Meeting will not in and of itself constitute a revocation.

If you deliver a revocation to the Corporate Secretary of the Company, please also send a copy of such notice of revocation to:

Canadian Pacific Railway Limited

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

E-mail: NS-CP@dfking.com

Attn: NS-CP Tabulation

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a Company Shareholder, as well as the answers to those questions. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

Canadian Pacific will be making the solicitation of proxies for the Proposed Resolution at the Meeting.

Canadian Pacific, through its subsidiaries, operates a transcontinental railway in Canada and the United States. Canadian Pacific provides rail and intermodal transportation services over a network of approximately 12,500 miles, serving the principal business centers of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Canadian Pacific’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend Canadian Pacific’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Canadian Pacific transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

Under applicable regulations of the SEC, directors, executive officers, employees and other representatives of Canadian Pacific (the “Other Participants” and together with Canadian Pacific, the “Participants”) are the participants in this solicitation. For additional information regarding Canadian Pacific and the Other Participants, please see the section entitled “Certain Information Regarding the Participants.”

What are we asking you to vote for?

We are asking you to vote “FOR” the Canadian Pacific Proposed Resolution described in this Proxy Statement on the GREEN proxy card at the Meeting.

Why are we soliciting your vote?

We are sending you this Proxy Statement and accompanying GREEN proxy card to give you, and other Company Shareholders, the ability to communicate your views directly to Norfolk Southern’s Board of Directors with respect to our proposal for Norfolk Southern, urging them to promptly engage in good faith discussions with Canadian Pacific regarding a business combination.

Canadian Pacific first approached Norfolk Southern on November 9, 2015 with a proposal for a business combination between Canadian Pacific and Norfolk Southern. Canadian Pacific submitted two further proposals regarding a business combination, each containing improved terms. Despite our willingness to engage in direct discussions with Norfolk Southern, Norfolk Southern has rejected our proposals for a business combination and refused to engage in a meaningful dialogue regarding a transaction. In the NS Preliminary Proxy, Norfolk Southern expressed, for the first time publicly and only after we submitted notice of our intent to propose a shareholder resolution calling for discussions with us, a conditional willingness to engage with us, stating that “in the event that [Canadian Pacific] addresses [Norfolk Southern’s] concerns by receiving a declaratory order from the STB validating its proposed voting trust structure and indicates a willingness to meaningfully increase the value represented by its proposal, Norfolk Southern would be willing to enter into good faith discussions with [Canadian Pacific] regarding the potential combination of the two companies”. Though we had proposed the use of a voting trust in our first revised proposal as a means to pay the merger consideration to Company

Shareholders on an accelerated basis and with reduced regulatory uncertainty, neither the use of a voting trust nor receipt of a favorable declaratory order from the STB has ever been a condition to any of our three proposals to date and we remain open to considering any alternative transaction structures which Norfolk Southern might propose. Nonetheless, on March 2, 2016, we submitted a petition to the STB for an expedited declaratory order regarding the use of a voting trust in connection with a business combination with Norfolk Southern in order to address one of Norfolk Southern’s expressed concerns, but neither the voting trust nor receipt of the order are conditions to our offer. In addition, throughout this process we have consistently indicated a willingness to discuss price if Norfolk Southern would meet with us to have good faith discussions regarding a possible business combination. We remain interested in pursuing good faith discussions with Norfolk Southern regarding such a business combination and are prepared to discuss all issues, including price, openly and constructively. Through the Proposed Resolution, we are seeking Company Shareholder support for their management to meet with us without any preconditions.

We are soliciting your vote to send a clear message to Norfolk Southern’s Board of Directors that Norfolk Southern’s shareholders support Norfolk Southern exploring all avenues for maximizing shareholder value, including through a business combination with Canadian Pacific, and that Norfolk Southern should promptly engage in good faith discussions with Canadian Pacific regarding a business combination between Canadian Pacific and Norfolk Southern without any preconditions and without in any way precluding discussions Norfolk Southern’s Board of Directors may choose to engage in with other parties.

If I vote for the Proposed Resolution, am I agreeing to a business combination transaction between Norfolk Southern and Canadian Pacific?

No. Approval of the Proposed Resolution will not constitute shareholder approval of a possible business combination transaction. Approval will neither require Norfolk Southern’s Board of Directors to take any specific action, nor prohibit them from taking any specific actions. However, it will send a message to Norfolk Southern’s Board of Directors that Norfolk Southern’s shareholders want Norfolk Southern to engage in a meaningful dialogue with Canadian Pacific regarding a possible business combination, which may be an important step in facilitating negotiations between Canadian Pacific and Norfolk Southern with respect to a business combination.

Who can vote at the Meeting?

Company Shareholders of record as of the close of business on the Record Date, [DATE], 2016, will be entitled to vote at the Meeting, except for shares held by wholly owned subsidiaries of the Company, which are not entitled to vote those shares under Virginia law. Based on the Company’s public filings, as of January 31, 2016, there were 298,198,651 shares (excluding 20,320,777 shares held by the Company’s wholly owned subsidiaries) of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote.

How many votes must be voted in favor of the Proposed Resolution described in this proxy statement?

Under Virginia law and under the Company’s Restated Articles of Incorporation, actions such as the Proposed Resolution are approved, so long as a quorum for the Meeting exists, if the number of votes cast favoring the action exceeds the number of votes cast opposing the action. Abstentions or shares that are not voted are not “cast” for this purpose. Brokers do not have the authority to vote their customers’ shares on this matter if they do not receive instructions from their customers as to how to vote on this matter.

What should I do in order to vote for the Proposed Resolution?

If your Common Stock is held of record in your own name, please authorize a proxy to vote by signing, dating and returning the accompanying GREEN proxy card in the enclosed postage-paid envelope (or by submitting your voting instructions by Internet or phone as described on the GREEN proxy card).

If you own your Common Stock in the name of a brokerage firm, bank, bank nominee or other nominee holder, you are considered the beneficial owner of shares held in “street name” and only such entity can vote your Common Stock and only upon receipt of your voting instructions. Thus, in order for your Common Stock to be voted at the Meeting, provide such entity with your voting instructions for your Common Stock by following the instructions on the GREEN voting instruction form provided by your brokerage firm, bank, bank nominee or other nominee holder. Please do so for each separate account you maintain. You may vote your Common Stock in person at the Meeting only if you bring a “legal proxy” from the record holder (the brokerage firm, bank, bank nominee or other nominee holder who holds your shares) assigning its voting authority to you. To gain admission to the Meeting, you must bring a valid, government-issued photo identification and proof of beneficial ownership held in street name, such as (1) a copy of the voting information form from your brokerage firm, bank, bank nominee or other nominee holder with your name on it; (2) a letter from your brokerage firm, bank, bank nominee or other nominee holder stating that you owned Common Stock as of the Record Date; or (3) an original brokerage account statement indicating that you owned Common Stock as of the Record Date.

If Common Stock is credited to your account in the Norfolk Southern Corporation Thoroughbred Retirement Investment Plan or the Thrift and Investment Plan, you will receive an instruction form from the trustee of that plan. Your instruction form submitted by mail, over the Internet or phone serves as voting instructions for the trustee of the plans, Vanguard Fiduciary Trust Company. According to the NS Preliminary Proxy, if your instruction is not received by the trustee by 5 P.M. Eastern Time on [DATE], 2016, the trustee of these plans will vote your Common Stock for each item on the Company’s WHITE proxy card in the same proportion as the shares that are voted for that item by the other participants in the respective plan. Employee plan participants may vote their plan shares only through the trustee and may not vote their plan shares in person at the Meeting.

What is the deadline for submitting proxies?

Proxies voted by mail must be received prior to the Meeting. Proxies can be voted by Internet or by phone until 11:59 PM EDT on [DATE], 2016, the day before the Meeting.

Who is paying for the solicitation on behalf of Canadian Pacific?

We will pay all costs for the solicitation of proxies on behalf of Canadian Pacific for the Meeting and we will not seek reimbursement of those costs from the Company.

Whom should I call if I have any questions about the solicitation?

If you have any questions or require any assistance, please contact D.F. King & Co., Inc. (“D.F. King”), proxy solicitor for Canadian Pacific, toll free at (800) 252-8173. Bank and brokers and callers from other countries may call collect at (212)  269-5550.

CURRENCY

Unless otherwise indicated, all amounts in this Proxy Statement are stated in United States dollars.

BACKGROUND INFORMATION AND PAST CONTACTS

From time to time, Canadian Pacific and the Canadian Pacific Board of Directors, together with their legal and financial advisors, have reviewed and evaluated strategic opportunities and alternatives with a view to enhancing shareholder value. As part of these ongoing evaluations, Canadian Pacific analyzed available public information regarding Norfolk Southern and its business and operations to determine whether a merger or other business combination between Canadian Pacific and Norfolk Southern was feasible and was likely to produce favorable results for the combined companies. Canadian Pacific views Norfolk Southern’s business as attractive and complementary to Canadian Pacific’s business and operations, and based on its analyses and the relative trading prices and results of operations of the respective companies, Canadian Pacific determined that a business combination was desirable.

On November 9, 2015, E. Hunter Harrison, Canadian Pacific’s Chief Executive Officer, spoke with James A. Squires, Norfolk Southern’s Chairman, President, and Chief Executive Officer, to discuss a possible combination of their respective companies. Mr. Harrison informed Mr. Squires that Canadian Pacific was prepared to submit this proposal to Mr. Squires in writing. Mr. Squires asked Mr. Harrison to defer sending this letter until such time as the two CEO’s could meet face to face.

On November 13, 2015, Mr. Harrison met in person with Mr. Squires to continue their discussion regarding a possible combination of their respective companies. At the meeting, Mr. Squires expressed doubts as to whether it would be possible to obtain regulatory approval for the potential combination.

On November 16, 2015, Norfolk Southern provided Canadian Pacific a draft two-year standstill and non-disclosure agreement. The draft indicated that Pershing Square was to sign a substantially similar agreement. In light of Norfolk Southern’s initial unwillingness to engage in substantive discussions regarding a potential transaction and Canadian Pacific’s concern that signing such a standstill would preclude it from further efforts to pursue such a transaction, Canadian Pacific was not willing to agree to a standstill and did not execute the agreement.

On November 17, 2015, Mr. Harrison and Andrew F. Reardon, Chairman of the Board of Directors of Canadian Pacific, sent a letter to Mr. Squires memorializing the terms of Canadian Pacific’s offer which Mr. Harrison had previously discussed with Mr. Squires. In the letter, Messrs. Harrison and Reardon proposed a combination in which Norfolk Southern shareholders would receive $46.72 in cash and 0.348 shares of stock in a new company which would own Canadian Pacific and Norfolk Southern, for a total value of $93.45 per share (based on the closing price for Canadian Pacific common stock on Friday, November 6, 2015, the last trading day before the offer was initially communicated) and reviewed the potential benefits of the proposed combination, noting that “as our combined network creates more comprehensive end-to-end shipment solutions for our customers while reducing congestion in key corridors such as Chicago, network capacity will expand allowing us to improve service and lower costs—which is both pro-shipper and pro-competition. A combined network will also lead to faster growth for the new entity versus what either of us would be able to achieve on our own and, importantly, would create a larger, more diversified book of business less dependent on volatile commodities such as crude oil or thermal coal. Finally, the United States and Canada would benefit from having an end-to-end shipment solution that improves safety, reduces highway congestion, improves service, lowers cost and increases overall freight capacity (which is vital to support expanded economic growth) behind an environmentally friendly form of transportation funded exclusively with private versus public expenditures.” That same day, Canadian Pacific issued a press release containing the full text of the letter.

Later on November 17, 2015, Norfolk Southern issued a press release announcing that its board of directors would evaluate Canadian Pacific’s offer.

On December 4, 2015, Mr. Squires sent a letter to Messrs. Harrison and Reardon stating that Norfolk Southern’s Board of Directors had determined that Canadian Pacific’s proposed consideration of $46.72 in cash plus 0.348 shares in the combined company was “grossly inadequate” and that the proposed transaction gave rise to “substantial regulatory risks and uncertainties”. That same day, Norfolk Southern issued a press release announcing that its Board of Directors had rejected Canadian Pacific’s offer which included the full text of the letter sent to Messrs. Harrison and Reardon.

Later on December 4, 2015, Canadian Pacific issued its own press release expressing its disappointment with Norfolk Southern’s rejection of its offer and announcing that Canadian Pacific would hold a conference call on December 8, 2015 to discuss its offer and deliver clarity, context and detail to the proposed transaction.

On December 7, 2015, Canadian Pacific sent the following letter to Norfolk Southern regarding a revised, improved proposal for Norfolk Southern, the full text of which was included in a press release issued the following day:

“Mr. James A. Squires

Chairman and Chief Executive Officer

Norfolk Southern Railway Company

Three Commercial Place

Norfolk, VA 23510

Dear Jim,

In order to address the concerns you have publicly expressed, we have improved our prior offer by: 1) dramatically reducing the regulatory risk for [Norfolk Southern]’s shareholders, 2) making it substantially more financially attractive by increasing [Norfolk Southern] shareholders’ ownership of the pro forma company from 41% to 47%, and 3) agreeing to complete due diligence in no more than three weeks while contemporaneously negotiating definitive documentation.

To alleviate any regulatory concerns that [Norfolk Southern] shareholders might have, we are prepared to close the transaction into a voting trust. By utilizing a voting trust, [Norfolk Southern] shareholders will receive a substantial cash payment and shares in a new investment grade company which would be listed on both the NYSE and TSX. Based on extensive work done by our lead transaction counsel, Simpson Thacher, and our United States and Canadian regulatory counsel, Stinson Leonard Street and Bennett Jones, we anticipate the closing and listing of shares to occur on May 1, 2016.

At the closing of the transaction, [Norfolk Southern] shareholders will receive $32.86 in cash and 0.451 shares of stock in a new company which will own [Norfolk Southern] and Canadian Pacific. We estimate the total value of the stock and cash consideration to [Norfolk Southern] shareholders to be worth $125 to $140 per share at the closing of the transaction in May 2016. The revised transaction offers a 37% to 53% premium to today’s closing price of $91.52 and a 58% to 77% premium to the unaffected price of $79.14 per share.

We remain ready to work with you and your team immediately on this transformational opportunity.

This offer has received the unanimous support of our Board of Directors.

Yours sincerely,

E. Hunter Harrison, CEO	Andrew F. Reardon, Chairman
Canadian Pacific Railway	Canadian Pacific Railway”

Following the issuance of the press release on December 8, 2015, announcing the revised, improved proposal, Canadian Pacific hosted a conference call to discuss the terms of the revised, improved proposal.

Later on December 8, 2015, Norfolk Southern issued a press release confirming receipt of Canadian Pacific’s revised proposal and asserting that the increased stock portion of the consideration and decreased cash portion of the consideration resulted in the total consideration represented by the revised proposal being lower than the original proposal which the Norfolk Southern Board of Directors had determined was not in the best interest of Norfolk Southern and its shareholders. The press release also asserted that the transaction was “still subject to substantial regulatory risk”.

On December 14, 2015, Mr. Squires and Steven Leer, Norfolk Southern’s Lead Independent Director, sent a letter to Messrs. Harrison and Reardon, which Norfolk Southern publicly filed as an exhibit to a Form 8-K, rejecting Canadian Pacific’s December 7, 2015, revised proposal to acquire Norfolk Southern.

On December 16, 2015, Canadian Pacific hosted a conference call to present a third revised and enhanced offer for Norfolk Southern. In addition to providing each Norfolk Southern shareholder with $32.86 in cash and 0.451 shares of stock in a new company which would own Canadian Pacific and Norfolk Southern, each Norfolk Southern shareholder would receive 0.451 of a contingent value right (the “CVR”). Importantly, each CVR would provide a supplemental cash payment of between $0 and $25. The CVR entitles holders to receive one dollar for every dollar the volume-weighted average trading price of the combined company’s stock during the relevant measurement period is less than $175, up to $25. Moreover, since this would be expected to be a highly liquid instrument with approximately 137 million units outstanding, Norfolk Southern shareholders would be able to sell their CVRs in the market at or after the transaction closes into trust. That same day, Canadian Pacific issued the following press release:

“Canadian Pacific provides details of CVR instrument in revised offer for Norfolk Southern

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today presented a revised, enhanced offer for Norfolk Southern Corp. (NS) that will give [Norfolk Southern] shareholders the opportunity to receive for each share of [Norfolk Southern] US$32.86 in cash, 0.451 shares of stock in the combined CP-NS company, and 0.451 of a contingent value right, which will have a maximum value of US$25.

[Canadian Pacific] is committed to this transaction, which would create a true coast-to-coast railway that enhances competition and generates significant shareholder value. To that end, [Canadian Pacific] has added contingent value rights (CVR) to the offer, which increase the overall value of the offer and also protect the value to [Norfolk Southern] shareholders going forward.

A CVR is a highly liquid instrument that gives holders the ability to convert to cash at their discretion. This particular CVR protects the holder’s value in the event that the value of the stock in a combined CP-NS is below US$175 a share at the date of payment. Each CVR would entitle the holder to receive a cash payment from [Canadian Pacific] equal to the difference between the CP-NS share price during the relevant measurement period and US$175 per share (with no payment in the event CP-NS share price is above US$175), up to a maximum value of US$25 a share.

Under the [Canadian Pacific] proposal, the measurement period would begin on or about April 20, 2017 and would end on or about October 20, 2017 with shareholders receiving their cash payment on or about October 25, 2017. In the event of a full CVR payout, the total cash payment would represent an additional US$3.4 billion and [Canadian Pacific] is confident it would maintain an investment grade rating.

Details of the revised offer are provided in an investor presentation posted to [Canadian Pacific]’s website at www.cpr.ca/en/investors.”

On December 23, 2015, Messrs. Squires and Leer sent a letter to Messrs. Harrison and Reardon rejecting Canadian Pacific’s December 14, 2015, revised proposal to acquire Norfolk Southern and stating Norfolk Southern’s Board of Directors’ view that Canadian Pacific’s enhanced proposal including the CVR was still “grossly inadequate” and still “create[d] substantial regulatory risks”. Norfolk Southern also issued a press release that same day with the full text of the letter.

On February 9, 2016, Canadian Pacific issued a press release announcing it had notified Norfolk Southern of its intent to submit the Proposed Resolution. The press release quoted Mr. Harrison as saying, “We are not asking [Norfolk Southern] shareholders to vote on the existing proposal; we are simply asking them to vote in favour of having their board talk to us . . . We continue to believe in the potential to create a transcontinental railroad with [Norfolk Southern] and believe this is a fair and measured approach to getting a deal done.” Later that same day, Norfolk Southern issued a press release again refusing to engage in discussions with Canadian Pacific regarding a business combination.

On February 16, 2016, Canadian Pacific issued a press release announcing its intention to seek a declaratory order from the STB confirming the viability of the voting trust structure that Canadian Pacific has suggested as part of its proposed merger with Norfolk Southern in order to address one of Norfolk Southern’s initially expressed concerns, despite the fact that neither the use of a voting trust, nor receipt of a favorable declaratory order from the STB, had ever been a condition to any of Canadian Pacific’s three proposals. In the press release, Canadian Pacific stated that it “urges [Norfolk Southern], consistent with its duties to its shareholders, to assist constructively in this effort, but intends to proceed regardless of [Norfolk Southern]’s cooperation”.

On February 29, 2016, Norfolk Southern filed the NS Preliminary Proxy which included the Proposed Resolution for an advisory vote of the Company Shareholders. In the NS Preliminary Proxy, Norfolk Southern expressed, for the first time publicly and only after Canadian Pacific submitted notice of its intent to propose a shareholder resolution calling for discussions with us, a conditional willingness to engage with us, stating that “in the event that [Canadian Pacific] addresses [Norfolk Southern’s] concerns by receiving a declaratory order from the STB validating its proposed voting trust structure and indicates a willingness to meaningfully increase the value represented by its proposal, Norfolk Southern would be willing to enter into good faith discussions with [Canadian Pacific] regarding the potential combination of the two companies”.

On March 2, 2016, Canadian Pacific submitted a petition for an expedited declaratory order from the STB that a structure in which Canadian Pacific holds its current rail carrier subsidiaries in an independent, irrevocable voting trust while it acquires control of Norfolk Southern and seeks STB merger authority potentially could be used to avoid the exercise of unlawful premature common control and that it would be potentially permissible for the chief executive officer of Canadian Pacific to terminate his position at the Canadian Pacific entities in trust and then to take the comparable position at Norfolk Southern pending merger approval.

THE PROPOSED RESOLUTION

Canadian Pacific intends to propose the following shareholder resolution (the “Proposed Resolution”) at the Meeting:

RESOLVED, that the shareholders of the Company hereby request that the board of directors of the Company promptly engage in good faith discussions with Canadian Pacific Railway Limited (“Canadian Pacific”) regarding a business combination transaction involving Canadian Pacific and the Company, without in any way precluding discussions the board of directors of the Company may choose to engage in with other parties.

Canadian Pacific is not asking you to vote on or to approve a business combination transaction between Norfolk Southern and Canadian Pacific at this time. However, a vote for the Proposed Resolution will send a clear message to Norfolk Southern’s Board of Directors that Norfolk Southern’s shareholders support Norfolk Southern exploring all avenues for maximizing shareholder value, including through a business combination with Canadian Pacific and that Norfolk Southern should promptly engage in good faith discussions with Canadian Pacific regarding a business combination between Canadian Pacific and Norfolk Southern without any preconditions and without in any way precluding discussions Norfolk Southern’s Board of Directors may choose to engage in with other parties.

Canadian Pacific urges Company Shareholders to vote “FOR” the Proposed Resolution.

REASONS FOR THE PROPOSED RESOLUTION

Canadian Pacific has approached Norfolk Southern three times since November 9, 2015 with proposals regarding a business combination between Canadian Pacific and Norfolk Southern, and in each case has publicly indicated

a willingness and desire to meet directly and unconditionally with Norfolk Southern to explore the potential benefits of and structures to accomplish such a business combination. Despite our willingness to engage in direct discussions with Norfolk Southern, Norfolk Southern has rejected our proposals for a business combination and refused to engage in a meaningful dialogue regarding a transaction. We remain deeply interested in pursuing good faith discussions with Norfolk Southern regarding such a business combination and are prepared to discuss all issues, including price, openly and constructively. Through the Proposed Resolution, we are asking Company Shareholders to urge their Board of Directors and management to meet with us without any preconditions.

Canadian Pacific strongly believes that a combined railroad would offer unparalleled customer service and competitive rates that will support the success of the shippers and industries it serves, and satisfy the STB and Canadian regulators. Canadian Pacific further believes that the proposed transaction offers the best opportunity to improve the efficiency of the existing network and create much needed incremental capacity without adding infrastructure, all while improving service for shippers, because Canadian Pacific believes that its proposed combination with Norfolk Southern will introduce alternative options for re-routing traffic around areas of congestion, create new opportunities to generate the most efficient route for rail shipments, allow the combined railroad to provide end-to-end service to customers and improve overall service for shippers of all sizes across North America.

Norfolk Southern has publicly announced a strategic plan including a commitment to achieve annual expense savings of $650 million and to drive its operating ratio below 65%, both by 2020, despite the fact that Norfolk Southern’s operating ratio has remained above 70% for the past 10 years. In the NS Preliminary Proxy, Norfolk Southern states that the Norfolk Southern Board of Directors “believes that Norfolk Southern’s strategic plan is the right formula for building long-term value for all [Norfolk Southern’s] shareholders”. By contrast, Canadian Pacific has already reduced its operating ratio from 81% to 61%, a full 20 percentage points, since 2011. Moreover, while Hunter Harrison was chief operating officer and later chief executive officer of Canadian National Railway (“CN”), CN’s operating ratio was reduced significantly from 78% the year before his arrival to a low of 62% nine years later. Canadian Pacific has publicly announced that it estimates more than $1.8 billion of annual operating synergies can be achieved at Norfolk Southern over the next several years, including $1.3 billion of operational improvements prior to the combination of the two railroads – twice what Norfolk Southern’s management team believes they can achieve at Norfolk Southern on their own – and we believe that Hunter Harrison’s track record at achieving such savings lends credence to this assertion and to our confidence it can be achieved. Canadian Pacific believes that there likely is additional value, above and beyond the $1.8 billion of annual operating synergies Canadian Pacific believes based on public information that it can achieve, including potential cash tax savings of approximately $200 million, which could be realized at Norfolk Southern through a potential business combination were the Norfolk Southern Board of Directors willing to engage in good faith discussions with Canadian Pacific. Accordingly, Canadian Pacific believes that the merger of the two companies would create unique opportunities to create substantial long-term value for the shareholders of both companies, as well as providing Company Shareholders with a significant upfront cash premium for their Common Stock.

A vote for the Proposed Resolution will send a clear message to the Norfolk Southern’s Board of Directors that Norfolk Southern’s shareholders support Norfolk Southern exploring all avenues for maximizing shareholder value, including through a business combination with Canadian Pacific and that Norfolk Southern should promptly engage in good faith discussions with Canadian Pacific regarding a business combination between Canadian Pacific and Norfolk Southern without any preconditions and without in any way precluding discussions the Norfolk Southern Board of Directors may choose to engage in with other parties.

Approval of the Proposed Resolution will not constitute shareholder approval of a possible business combination transaction. Nor will approval require Norfolk Southern’s Board of Directors to take any specific action, nor prohibit them from taking any specific actions. However, it will tell Norfolk Southern’s Board of Directors that Norfolk Southern’s shareholders want Norfolk Southern to engage in a meaningful dialogue with Canadian Pacific regarding a possible business combination.

WE URGE YOU TO SEND THIS IMPORTANT MESSAGE TO THE COMPANY’S BOARD OF DIRECTORS BY COMPLETING, EXECUTING, DATING AND RETURNING THE GREEN PROXY CARD TO D.F. KING TODAY (OR BY SUBMITTING YOUR PROXY BY INTERNET OR PHONE). PLEASE FOLLOW THE INSTRUCTIONS FOR DELIVERING YOUR GREEN PROXY CARD DESCRIBED BELOW.

THE MEETING

Record Date for the Meeting. Company Shareholders of record at the close of business on the Record Date will receive notice of the Meeting and be entitled to vote the shares of Common Stock that they held on the Record Date. Each share of Common Stock will be entitled to one vote, except for shares held by wholly owned subsidiaries of the Company, which are not entitled to vote those shares under Virginia law.

Time and Location of the Meeting; Notice of the Meeting. The Meeting will be held on [DATE], 2016, at [TIME] at [LOCATION]. This Proxy Statement and the enclosed GREEN proxy card are first being sent or given on or about [DATE], 2016 to all holders of Common Stock as of the Record Date entitled to vote at the Meeting.

Quorum. The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Required Votes. Under Virginia law, and under the Company’s Restated Articles of Incorporation, the Proposed Resolution is approved, so long as a quorum for the Meeting exists, if the votes cast favoring the Proposed Resolution exceed the votes cast opposing the Proposed Resolution. Abstentions or shares that are not voted are not counted as cast for this purpose. Brokers do not have the authority to vote their customers’ shares on this matter if they do not receive instructions as to how to vote on this item. The vote sought by this proposal is advisory and is not binding on the Company’s Board of Directors.

The votes required to approve each of the other matters to be considered by the Company Shareholders at the Meeting are as follows:

Voting Item	Voting Standard	Treatment of Abstentions and Broker Non-Votes
Election of Directors	Majority of votes cast	Not counted as votes cast and therefore no effect.

Ratification of Independent Auditors	Majority of votes cast	Abstentions are not counted as votes cast and therefore no effect. Brokers have discretionary authority to vote without direction from the beneficial owner. If cast, the votes count.

Advisory Approval of Executive Compensation	Majority of votes cast	Not counted as votes cast and therefore no effect.

PROCEDURES FOR SUBMITTING YOUR GREEN PROXY CARDS

Voting Procedure. Pursuant to this Proxy Statement, Canadian Pacific is requesting that you complete, sign, date and deliver to the address below, the enclosed GREEN proxy card by which you will grant us a revocable proxy to vote on your behalf in favor of the Proposed Resolution at the Meeting. Executed GREEN proxy cards should be delivered by mail using the enclosed postage-paid envelope. In addition, you may submit your proxy in any of the following ways:

•	Voting via the Internet. If you wish to vote via the Internet, you may submit your vote 24 hours a day, 7 days a week, up until 11:59 P.M. Eastern Daylight Savings Time on [DATE], 2016 by visiting the website provided on the GREEN proxy card. Please refer to the voting instructions on the GREEN proxy card. If you vote through the Internet, you do not need to return your GREEN proxy card by mail; or

•	Voting by Phone. If you live in the United States, you may submit your vote 24 hours a day, 7 days a week up until 11:59 P.M. Eastern Daylight Savings Time on [DATE], 2016 by calling the toll-free phone number on the GREEN proxy card. Please refer to the voting instructions on the GREEN proxy card. If you vote by phone, you do not need to return your GREEN proxy card by mail; or

•	Voting in person by attending the Meeting. Written ballots will be distributed to Company Shareholders who wish to vote in person at the Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a “legal proxy” from such custodian in order to vote in person at the Meeting. See section entitled “Instructions for “Street Name” Shareholders” on page iii of this Proxy Statement.

Revocation Procedure. Company Shareholders who have completed, signed, dated and returned a GREEN proxy card may revoke it at any time before the proxy is exercised in any of the following ways:

•	By delivering an instrument revoking the earlier proxy or delivering a duly executed later-dated proxy card for the same shares to either (a) D.F. King, our proxy solicitor, at 48 Wall Street, New York, New York 10005, Attn: CP-NS Tabulation or (b) the Company, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155; or

•	Even if you have voted through the Internet or by phone, by visiting the same website or by calling the same toll-free number and following the instructions provided on the GREEN proxy card; or

•	By voting in person by written ballot at the Meeting. You may revoke your proxy and vote in person if you wish, even if you have previously returned your GREEN proxy card or submitted your proxy by the Internet or phone. Your attendance at the Meeting will not, by itself, revoke your proxy; you must actually vote by written ballot in person at the Meeting in order to revoke your proxy.

•	For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your brokerage firm, bank, bank nominee or other nominee holder, or if you have obtained a “legal proxy” from your brokerage firm, bank, bank nominee or other nominee holder giving you the right to vote your shares, by attending the Meeting and voting in person. See section entitled “Instructions for “Street Name” Shareholders” on page iii of this Proxy Statement.

Broker Non-Votes. Broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum, but are not entitled to vote on the Proposed Resolution. A “broker non-vote” occurs when a beneficial owner of shares held by a brokerage firm, bank, bank nominee or other nominee holder fails to provide the record holder with voting instructions on any “non-routine” matters brought to a vote at a shareholder meeting. Under the rules of the New York Stock Exchange, “non-routine” matters include matters such as the Proposed Resolution. As such, a broker may not vote your shares with respect to the Proposed Resolution without your specific instructions.

Counting Votes. According to the NS Preliminary Proxy, Company Shareholder votes will be tabulated by an independent inspector of election for the Meeting, and all properly signed proxy cards and all properly recorded Internet and phone votes will be counted for purposes of determining if a quorum is present at the meeting. Votes marked “abstain” with respect to the Proposed Resolution will be counted for purposes of determining a quorum but will not be counted as votes cast at the meeting, and therefore will have no effect on whether the Proposed Resolution is passed. Votes for director nominees that are marked “abstain” will be counted for purposes of determining a quorum, but will not be counted as votes cast at the meeting, and therefore will have no effect on the election of the director with respect to whom the voter has abstained. Votes marked “abstain” with respect to the ratification of the Company’s selection of its independent registered public accounting firm will be counted for purposes of determining a quorum but will not be counted as votes cast at the meeting, and therefore will have no effect on the ratification of the Company’s selection of its independent registered public accounting firm. Votes marked “abstain” with respect to the resolution on executive compensation will be counted for purposes of determining a quorum but will not be counted as votes cast at the meeting, and therefore will have no effect on whether the resolution on executive compensation is passed. Broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum, but will not be counted as cast at the meeting.

The proxies named in the accompanying GREEN proxy card will not have discretionary authority to vote on any of the matters specifically described in this Proxy Statement. Canadian Pacific has no reason to believe that any proposals other than those described in this Proxy Statement will come before the Company Shareholders at the Meeting. However, if other proposals are introduced at the Meeting, the proxies named in the accompanying GREEN proxy cards will vote shares represented by GREEN proxy cards on any such other matters in their discretion.

If your shares of Common Stock are registered in your own name, please complete, sign, date and mail the enclosed GREEN proxy card to D.F. King in the postage-paid envelope provided. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other nominee holder, only it can sign the GREEN proxy card or vote via the Internet, by phone or in person with respect to your Company Common Stock. Accordingly, please contact the person responsible for your account and give instructions for the GREEN proxy card to be signed representing your shares of Common Stock.

Your vote in favor of the Proposed Resolution is extremely important, no matter how many or how few shares you own. Please complete, sign, date and mail the GREEN proxy card to the address below as promptly as possible.

If you have any questions about completing, executing, dating or delivering your GREEN proxy card or require assistance, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 252-8173

E-mail: NS-CP@dfking.com

SOLICITATION OF PROXIES; EXPENSES

Proxies may be solicited by mail, phone, telecopier, in person and over the Internet. Solicitations may be made by directors, officers, investor relations personnel and other employees of Canadian Pacific, none of whom will receive additional compensation for such solicitations. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Common Stock that such institutions hold.

We have retained D.F. King for solicitation and advisory services in connection with this proxy solicitation. D.F. King will receive customary fees for its services of up to $[        ], plus reimbursement of reasonable out-of-pocket expenses. D.F. King will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

Canadian Pacific will bear the entire expense of preparing and mailing this Proxy Statement and any of its other soliciting materials and we will not seek reimbursement of those costs from the Company.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

According to the NS Preliminary Proxy, at the Meeting Company Shareholders also will be asked:

•	to elect eleven nominees to the Company’s Board of Directors for a one-year term;

•	to ratify the appointment of KPMG LLP, independent registered public accounting firm, as the Company’s independent auditors for 2016; and

•	to approve, on an advisory basis, of executive compensation.

Canadian Pacific is not making any recommendation on these matters. Company Shareholders may use the GREEN proxy card accompanying this Proxy Statement to vote on the election of directors, the ratification of the appointment of the Company’s independent registered public accounting firm and the approval, on an advisory basis, of executive compensation.

In the absence of written instructions on these matters, GREEN proxy cards will be voted “ABSTAIN” on such matters.

The following information regarding director nominees, the Company’s independent registered public accounting firm and the compensation of the Company’s named executive officers is taken from the NS Preliminary Proxy. Canadian Pacific has not independently verified any of the information regarding these other proposals and is not responsible for the accuracy or completeness of any information based on or excerpted from the NS Preliminary Proxy.

ELECTION OF DIRECTORS

Company Shareholders are directed to review the Company’s definitive proxy statement for the names of the nominees for election to the Company’s Board of Directors as well as other information about the nominees, the compensation paid to the Company’s directors, the various committees of the Company’s Board of Directors and certain other matters.

According to the NS Preliminary Proxy, nominees for election this year are Thomas D. Bell, Jr., Erskine B. Bowles, Robert A. Bradway, Wesley G. Bush, Daniel A. Carp, Steven F. Leer, Michael D. Lockhart, Amy E. Miles, Martin H. Nesbitt, James A. Squires and John R. Thompson.

Canadian Pacific makes no recommendation regarding the election of any of these nominees. In the absence of written instructions, GREEN proxy cards will be voted “ABSTAIN” with respect to the election of each of the nominees.

PROPOSAL TO RATIFY SELECTION OF AUDITORS

Information regarding this proposal is available in the NS Preliminary Proxy.

Canadian Pacific makes no recommendation regarding the ratification of the appointment of the Company’s independent registered public accounting firm. In the absence of written instructions, GREEN proxy cards will be voted “ABSTAIN” with respect to this proposal.

PROPOSAL TO APPROVE EXECUTIVE COMPENSATION

This non-binding advisory vote on the executive compensation of the Company’s named executive officer, commonly known as “Say-on-Pay,” is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In accordance with the recommendation of the Company Shareholders at the 2011 Annual Meeting, the Company’s Board of Directors has determined to seek an advisory vote on executive compensation annually until the next required vote on the frequency of such advisory votes. The Company is required to hold such frequency votes at least every six years.

Information regarding this proposal is available in the NS Preliminary Proxy.

Canadian Pacific makes no recommendation regarding the approval, on an advisory basis, of the compensation of the Company’s named executive officers. In the absence of written instructions, GREEN proxy cards will be voted “ABSTAIN” with respect to this proposal.

NO APPRAISAL OR DISSENTERS’ RIGHTS

Company Shareholders will not have rights of appraisal or similar dissenters’ rights with respect to any of the matters identified in this Proxy Statement to be acted upon at the Meeting.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Virginia corporation with its principal executive offices at Three Commercial Place, Norfolk, Virginia 23510. The phone number of the Company’s executive offices is (757) 629-2680, and its Internet website address is www.nscorp.com.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), reference is made to the NS Preliminary Proxy for information concerning the proposals, other than the Proposed Resolution, to be voted upon at the Meeting, the Common Stock, the beneficial ownership of Common Stock by the principal holders thereof, other information concerning the Company’s management, interests of the nominees for election as a director of the Company and any associates of such nominees and certain other matters regarding the Company and the Meeting.

The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by calling (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Except as otherwise noted herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Canadian Pacific will be making the solicitations to receive votes for the Proposed Resolution at the Meeting.

Canadian Pacific, through its subsidiaries, operates a transcontinental railway in Canada and the United States. Canadian Pacific provides rail and intermodal transportation services over a network of approximately 12,500 miles, serving the principal business centers of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Canadian Pacific’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend Canadian Pacific’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Canadian Pacific transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

Canadian Pacific is a Canadian corporation with principal executive offices at 7550 Ogden Dale Road S.E., Calgary, Alberta T2C 4X9. The phone number of Canadian Pacific’s executive offices is (403) 319-7000, and our Internet website address is www.cpr.ca.

The following tables set forth the name of each director, executive officer and certain employees of Canadian Pacific and certain other entities who may assist D.F. King in soliciting proxies from Company Shareholders. Unless otherwise indicated, (i) the current business address of each person is c/o Canadian Pacific, 7550 Ogden Dale Road S.E., Calgary, Alberta T2C 4X9 and (ii) each occupation set forth opposite an individual’s name refers to employment with Canadian Pacific.

Name	Present Position with Canadian Pacific or Other Principal Occupation or Employment
E. Hunter Harrison	Director; Chief Executive Officer
Andrew F. Reardon	Chairman of the Board
William Ackman	Director
The Hon. John R. Baird	Director
Isabelle Courville	Director
Keith E. Creel	Director; President and Chief Operating Officer
Rebecca MacDonald	Director
Dr. Anthony R. Melman	Director
Matthew H. Paull	Director
Jeffrey J. Ellis	Chief Legal Officer and Corporate Secretary
Mark J. Erceg	Executive Vice President and Chief Financial Officer
Peter J. Edwards	Vice President, Human Resources and Labour Relations
Laird J. Pitz	Vice President, Chief Risk Officer
Michael J. Redeker	Vice President, Chief Information Officer
Mark K. Wallace	Vice President, Corporate Affairs and Chief of Staff
Paul A. Guthrie	Special Counsel to the CEO
James Clements	Vice President, Strategic Planning & Transportation Services
Nadeem Velani	Vice President, Investor Relations
Martin Cej	Assistant Vice President, Public Affairs and Communications
Pershing Square Capital Management, L.P. 888 Seventh Avenue, 42nd Floor, New York, NY 10019	Canadian Pacific shareholder, an investment advisory firm

The following tables set forth the information regarding Common Stock owned by any of the Participants.

Participant	Type of Security	Date Purchased	Number of Shares	Price
Canadian Pacific Railway Limited	Common Stock	November 27, 2015	100	$9,568.00

Except as disclosed above, no Participant (i) is the beneficial or record owner of any securities of Norfolk Southern or (ii) has purchased or sold any securities of Norfolk Southern within the past two years, borrowed any funds for the purpose of acquiring or holding any securities of Norfolk Southern, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of Norfolk Southern. Except as disclosed above, there have not been any transactions between the Participants and Norfolk Southern since the beginning of Norfolk Southern’s last fiscal year and, other than the proposed acquisition of Norfolk Southern described in this document, no Participant, nor any associate of any Participant has any arrangement or understanding with any person with respect to any future employment by Norfolk Southern or its affiliates, or with respect to any future transactions to which Norfolk Southern or its affiliates will or may be a party.

SHAREHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

Pursuant [to the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on [DATE], 2016 for its 2016 annual meeting and pursuant] to Rule14a-8 under the Exchange Act, shareholders may present proper proposals for inclusion in the Company’s 2017 proxy statement and form of proxy for consideration at the Company’s next annual meeting of shareholders. To be eligible for inclusion in the Company’s 2017 proxy statement, a shareholder’s proposal must be received by the Company no later than [DATE] and must otherwise comply with Rule 14a-8 under the Exchange Act. If an annual meeting is not held in 2016 or the date of the 2017 annual meeting varies by more than 30 days from the date of the 2016 annual meeting, the Company will be required to establish a deadline a reasonable amount of time prior to printing and mailing its proxy materials for the 2017 annual meeting. Proposals for the Company’s 2017 annual meeting must be submitted to the Company corporate secretary at Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510.

If a shareholder desires to bring a matter before the Company’s annual meeting and the matter is submitted outside the process of Rule 14a-8 under the Exchange Act or if a shareholder desires to nominate an individual for election to the Company’s board of directors, the shareholder must follow the procedures set forth in the Company’s Bylaws. The Bylaws provide generally that shareholder proposals to be considered at an annual meeting for business and nominations for director may be made by a shareholder only if (1) the shareholder is a shareholder on the date of giving the notice of business and on the record date for the determination of shareholders entitled to vote at such meeting, and (2) the shareholder gives timely written notice of the matter to the Company’s corporate secretary. Pursuant to the Company’s Bylaws, written notice of business to be brought before an annual meeting and nomination for director must be received by the Company not less than 90 days nor more than 160 days prior to the anniversary date of the immediately preceding annual meeting, during the period that begins [DATE] and ends [DATE].

OTHER INFORMATION

If no direction is given on the enclosed GREEN proxy card, the named proxies will vote “FOR” the Proposed Resolution and “ABSTAIN” with respect to all other matters that may properly come before the Meeting or any adjournments, postponements or reschedulings thereof.

This Proxy Statement is dated [DATE], 2016. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Company Shareholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement and other relevant documents when they become available because they contain, and will contain, important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s web site at http://www.sec.gov or by contacting D.F. King at its address and phone numbers indicated above.

Please refer to the Company’s proxy statement and annual report when filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the Meeting in accordance with applicable law.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to Canadian Pacific’s proposal to Norfolk Southern regarding a possible business combination, Canadian Pacific’s shareholder proposal to Norfolk Southern, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, Canadian Pacific’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by Canadian Pacific with securities regulators in Canada and with the SEC in the United States. Reference should be made to “Item 1A - Risk Factors” and “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Information” in CP’s annual and interim reports on Form 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by Canadian Pacific. Except as required by law, Canadian Pacific undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

YOUR SUPPORT IS IMPORTANT

We are not asking you to vote on or to approve our proposal for a business combination with Norfolk Southern at this time. However, a vote for the Proposed Resolution will send a clear message to Norfolk Southern’s Board of Directors that Company Shareholders support Norfolk Southern exploring all avenues for maximizing shareholder value, including through a business combination with Canadian Pacific and that Norfolk Southern should promptly engage in good faith discussions with Canadian Pacific regarding a business combination between Canadian Pacific and Norfolk Southern without any preconditions and without in any way precluding discussions Norfolk Southern’s Board of Directors may choose to engage in with other parties.

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, SIGN, DATE, AND MAIL IN THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE (TO THE ADDRESS SET FORTH BELOW).

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER NOMINEE HOLDER, ONLY IT CAN SIGN THE GREEN PROXY CARD WITH RESPECT TO YOUR SHARES OF COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR THE GREEN PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact D.F. King, proxy solicitor for Canadian Pacific, at the following address and toll free phone number:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 252-8173

E-mail: NS-CP@dfking.com

IT IS IMPORTANT THAT YOU COMPLETE, SIGN, DATE AND RETURN THE GREEN PROXY CARD PROMPTLY TO D.F. KING IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

CANADIAN PACIFIC RAILWAY LIMITED

[DATE], 2016

Important Notice Regarding the Availability of Proxy Materials for the Norfolk Southern Corporation

Annual Meeting of Shareholders to be held [DATE]. The Proxy Statement, as well as other proxy materials distributed by Canadian Pacific Railway Limited, are available at: http://www.cpconsolidation.com.

SIGN, DATE AND MAIL YOUR PROXY TODAY,

UNLESS YOU HAVE VOTED BY INTERNET OR PHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE COMPLETE, SIGN, DATE AND RETURN

THIS PROXY PROMPTLY. YOUR VOTE, WHETHER BY INTERNET, PHONE OR MAIL, MUST BE

RECEIVED NO LATER THAN 11:59 P.M. EASTERN TIME, [DATE],

TO BE INCLUDED IN THE VOTING RESULTS. ALL VALID PROXIES RECEIVED PRIOR TO 11:59 P.M.

EASTERN TIME, [DATE] WILL BE VOTED.

Continued and to be signed on the reverse side.

¯ If submitting a proxy by mail, please complete, sign and date the card below and fold and detach card at perforation before mailing. ¯

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GREEN PROXY CARD

NORFOLK SOUTHERN CORPORATION

2016 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CANADIAN PACIFIC RAILWAY LIMITED

THE BOARD OF DIRECTORS OF NORFOLK SOUTHERN CORPORATION IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoint(s) E. Hunter Harrison and [●], [each executive officers] of Canadian Pacific Railway Limited (“Canadian Pacific”), and Edward McCarthy, a representative of D.F. King & Co., Inc., Canadian Pacific’s proxy solicitor, and each of them, proxies and agents with power to act without the others, with full power of substitution and with discretionary authority to vote all shares of Common Stock of Norfolk Southern Corporation (“Norfolk Southern”) which the undersigned would be entitled to vote if personally present at the 2016 annual meeting of shareholders scheduled to be held on [DATE] beginning at [TIME] at [LOCATION] (including any adjournments, postponements or reschedulings thereof, the “Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of Norfolk Southern held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. Other than the four proposals set forth below, Canadian Pacific is not aware of any other matters to be considered at the Meeting. Should other matters be brought before the Meeting, by having signed and returned the enclosed GREEN proxy card, you will have authorized the persons named as proxies in this GREEN proxy card to vote on all such matters in their discretion. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named proxies and agents or their substitutes with respect to any other matters as may properly come before the Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 1 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “ABSTAIN” WITH RESPECT TO THE ELECTION OF NORFOLK SOUTHERN’S ELEVEN NOMINEES FOR DIRECTOR.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 2 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “ABSTAIN” WITH RESPECT TO RATIFICATION OF THE APPOINTMENT OF NORFOLK SOUTHERN’S INDEPENDENT AUDITORS.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 3 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “ABSTAIN” WITH RESPECT TO THE ADVISORY APPROVAL OF NORFOLK SOUTHERN’S EXECUTIVE COMPENSATION.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 4 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE SHAREHOLDER PROPOSAL REQUESTING THAT NORFOLK SOUTHERN’S BOARD OF DIRECTORS PROMPTLY ENGAGE IN GOOD FAITH DISCUSSIONS WITH CANADIAN PACIFIC REGARDING A BUSINESS COMBINATION TRANSACTION INVOLVING CANADIAN PACIFIC AND NORFOLK SOUTHERN.

This Proxy will be valid until the completion of the Meeting. This Proxy will only be valid in connection with Canadian Pacific’s solicitation of proxies for the Meeting.

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

PROXY VOTING INSTRUCTIONS

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 P.M. Eastern Time, [DATE].

VOTE BY INTERNET	[WEBSITE]

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time, [DATE]. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR
VOTE BY PHONE	[TOLL-FREE NUMBER]
Use any touch-tone phone to transmit your voting instructions up until 11:59 P.M. Eastern Time, [DATE]. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL
Complete, sign and date your proxy card and return it in the postage-paid envelope we have provided to: [ADDRESS].

If you vote your proxy by Internet or by phone, you do NOT need to mail back your proxy card. Your Internet or phone vote authorizes the named proxies to vote your shares in the same manner as if you completed, signed and returned your proxy card.

CONTROL NUMBER

¯ If submitting a proxy by mail, please complete, sign and date the card below and fold and detach card at perforation before mailing. ¯

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CANADIAN PACIFIC MAKES NO RECOMMENDATION CONCERNING PROPOSALS 1, 2 AND 3. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSALS 1, 2 AND 3, CANADIAN PACIFIC INTENDS TO VOTE “ABSTAIN” WITH RESPECT TO SUCH PROPOSALS.

Proposal No. 1: Election of Directors

Proposal to elect all eleven of Norfolk Southern’s nominees for director:

FOR	AGAINST	ABSTAIN	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
☐	☐	☐	☐

Note: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you wish to vote against on the line below.

Exceptions:

Proposal No. 2: Ratification of the Appointment of Independent Auditors

Proposal to ratify the appointment of KPMG LLP, independent registered public accounting firm, as Norfolk Southern’s independent auditors for 2016:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 3: Advisory Approval of Executive Compensation

Proposal to approve, on an advisory basis, the compensation of Norfolk Southern’s named executive officers:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 4: Shareholder Proposal Requesting that Norfolk Southern’s Board of Directors Engage in Good Faith Discussions with Canadian Pacific Regarding a Business Combination Transaction.

Proposal that the shareholders of Norfolk Southern hereby request that Norfolk Southern’s board of directors promptly engage in good faith discussions with Canadian Pacific regarding a business combination transaction involving Canadian Pacific and Norfolk Southern, without in any way precluding discussions Norfolk Southern’s board of directors may choose to engage in with other parties.

FOR	AGAINST	ABSTAIN
☐	☐	☐

CANADIAN PACIFIC RECOMMENDS A VOTE “FOR” THE SHAREHOLDER PROPOSAL REQUESTING THAT NORFOLK SOUTHERN’S BOARD OF DIRECTORS PROMPTLY ENGAGE IN GOOD FAITH DISCUSSIONS WITH CANADIAN PACIFIC REGARDING A BUSINESS COMBINATION TRANSACTION INVOLVING CANADIAN PACIFIC AND NORFOLK SOUTHERN. IF NO DIRECTION IS INDICATED WITH RESPECT TO THIS PROPOSAL, CANADIAN PACIFIC INTENDS TO VOTE “FOR” PROPOSAL NO. 4.

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the 2016 Annual Meeting.

THIS PROXY REVOKES ALL PREVIOUSLY GIVEN BY THE UNDERSIGNED

(Signature)

(Signature, if held jointly)	(Dated)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.